Filed by Extensity, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: Extensity, Inc.
Commission File No. 000-28897

CONTACT INFORMATION: Investors: Erica Abrams, Annie Palmore the blueshirt group for Extensity 415-217-7722 erica@blueshirtgroup.com annie@blueshirtgroup.com	Media: Aeron Noe the blueshirt group for Extensity 415-217-7722 aeron@blueshirtgroup.com

Extensity Announces Management Changes

EMERYVILLE, Calif., Sept. 6, 2002 —Extensity Inc. (Nasdaq: EXTN), leading provider of Employee Relationship Management (ERM) solutions, today announced that Kenneth Hahn has resigned as chief financial officer to pursue another opportunity.

On August 26, 2002, Extensity announced that it had entered into a definitive agreement to be acquired by Geac Computer Corporation Limited (TSX: GAC), headquartered in Toronto, Canada. Upon completion of a shareholder vote and standard closing procedures, Extensity’s business will fully merge into Geac’s.

“We are grateful to Ken for the valuable role that he has played at Extensity over the past five years,” stated Bob Spinner, CEO of Extensity. “He has been instrumental in moving the company through many exciting and challenging events, including the Geac acquisition. As this transaction progresses toward a closing, it is now appropriate for Ken to transition to his next career step. Together with the board of directors, I would like to thank him for his contributions and wish him future success.”

“With the acquisition well underway and a superior team in place to handle all financial, legal and shareholder matters related to this transaction, I am confident that my departure will be smooth and uneventful,” commented Ken Hahn. “My five year tenure at Extensity has been rewarding and I have thoroughly enjoyed my experience with an outstanding executive team and employee base. In addition, I am pleased we were able to put together the proposed transaction, which I believe well positions both Extensity and Geac for the future.”

Benjamin Netick, currently VP of Finance, will assume the role of acting CFO. In conjunction with Ken Hahn, Ben has been a strong leader at the Company, is highly familiar with the financial structure of Extensity and is well qualified to manage the

Company’s administrative and finance organizations through the acquisition. Ben is a certified public accountant with more than 12 years of accounting experience, including extensive SEC reporting and financial planning and analysis. Prior to joining Extensity, he worked for leading companies such as Advent Software, Bank of America and Deloitte and Touche. He received a B.S. in business administration from University of California at Berkeley.

About Extensity

Extensity, Inc. (NASDAQ: EXTN) is a leading provider of Employee Relationship Management (ERM) solutions — ERM helps enterprises control costs and improve employee effectiveness, enabling every employee to have a positive impact on the bottom line. The Extensity ERM suite automates employee-based financial processes, including business travel planning and expense reporting, billable and payroll time capture and procurement, in a single, consolidated solution that provides efficiency, control, and effectiveness through analytics. Extensity has licensed more than 1,000,000 seats worldwide to companies such as Allianz, A.T. Kearney, Cisco Systems, Merck, and Office Depot. More information about Extensity is available on its Web site located at http://www.extensity.com.

Note on Forward Looking Statements:

This communication contains forward-looking statements that involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, risks relating to the consummation of the contemplated merger, including the risk that required regulatory clearances or stockholder approval might not be obtained in a timely manner or at all. In addition, statements in this communication relating to the expected benefits of the contemplated merger are subject to risks relating to the timing and successful completion of technology and product development efforts, integration of the technologies and businesses of Geac Computer Corporation and Extensity, Inc., unanticipated expenditures, changing relationships with customers, suppliers and strategic partners and other factors described in the most recent Form 10-Q, most recent Form 10-K and other periodic reports filed by Extensity with the Securities and Exchange Commission.

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Additional Information and Where to Find It

Geac plans to file a Registration Statement on SEC Form F-4 in connection with the merger, and Extensity expects to mail a Proxy Statement/Prospectus to stockholders of Extensity containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Extensity, Geac, the merger and related matters.

Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Proxy Statement/Prospectus and these other documents may also be obtained from Extensity by directing a request through the Investors Relations portion of Extensity’s website at http://www.extensity.com or by mail to Extensity, Inc., 2200 Powell Street, Suite 300, Emeryville, California, 94608, Attention: Investor Relations or by telephone at (510) 594-5700.

In addition to the Registration Statement and the Proxy Statement/Prospectus, Extensity files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Extensity’s filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.

Extensity will be, and certain other persons named below may be, soliciting proxies from Extensity stockholders in favor of the adoption of the merger agreement. The directors and executive officers of Extensity and the directors and executive officers of Geac may be deemed to be participants in Extensity’s solicitation of proxies. For a description of such interests, please see the press release filed with the SEC pursuant to Rule 425 by Extensity on August 26, 2002.